SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

Redback Networks Inc.

(Name of Subject Company)

Redback Networks Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

757209101

(CUSIP Number of Class of Securities)

Kevin A. DeNuccio

Director, Chief Executive Officer

and President

Redback Networks Inc.

300 Holger Way

San Jose, CA 95134

(408) 750-5000

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With a copy to:

John Sheridan, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market, Spear Tower, Suite 3300 San Francisco, CA 94105 (415) 947-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EMAIL FROM KEVIN DeNUCCIO SENT TO ALL REDBACK EMPLOYEES

***REDBACK CONFIDENTIAL – PLEASE DO NOT FORWARD***

Hello Redback Team,

For those of you who could not make our all-hands meeting, I wanted to personally send you an email.

I am pleased to announce that Redback Networks has signed a definitive agreement to be acquired by Ericsson, one of the world’s leading telecommunications suppliers, for $2.1 billion or $25 dollars per Redback share. The acquisition is subject to customary closing conditions and regulatory approvals, and is expected to be completed early in the first half of 2007.

As some of you may know, Ericsson is the #1 provider of wireless infrastructure in the world. When evaluating market leaders, I have always considered Ericsson one of the most powerful partners to help Redback become the #1 market leader in multi-service edge routing over mobile and fixed networks. I believe the combined company will have a greater opportunity to be the #1 market leader for all telecom equipment, particularly as IP-based broadband and wireless technologies reshape the future of next generation networks worldwide.

I am personally very excited and committed to this acquisition for several reasons.

First, Redback will retain its leadership and operations focus as an independently-run router subsidiary/unit of Ericsson. I will continue to lead our operations globally, and employees will have the opportunity to retain the same level of benefits and cash compensation, including new performance incentives that will continue to be tied to Redback’s growth.

We will be implementing a “phantom” stock option plan or similar program, designed to be comparable to our current stock option plan in terms of financial rewards and benefits. These new awards will be tied to increases in value based on a multiple of Redback’s growth in earnings independent of Ericsson. These performance incentives will be designed to meet or exceed the incentive compensation of our Silicon Valley competitors in order to retain our high-performing employees and continue to attract talent at an accelerated pace.

Second, the acquisition of Redback will play a key role in Ericsson’s strategy to help telecommunications carriers lower costs and upgrade their networks for broadband, voice, video and mobility services. We believe there is a significant opportunity to use Redback’s core ASIC and Operating System technology to build a next generation of wireless infrastructure products. Redback will remain focused on being an innovator in multi-service edge routing and a market leader in triple-play deployments for telephone carriers worldwide.

Third, this agreement expands Redback’s distribution reach from 80 countries to 140 countries. Redback will now have the financial resources to successfully compete against Alcatel, Cisco and Juniper and accelerate our revenue growth and product roadmaps. In 2007, we are now planning that Redback will hire many more people than in 2006 to support our growing customer demands. Redback has always had a technology advantage over its much larger competitors. Today’s agreement neutralizes our competitors’ financial strengths and accelerates Redback’s ability to shape the future of advanced broadband networks over wired and wireless infrastructures.

Let me close by acknowledging the contributions of our managers and employees. Hundreds of people have made enormous personal and financial sacrifices over the last five years to turn-around Redback and help secure a viable future for Redback as a technology innovator. We’ve always been technology leaders. Today, this relationship gives us the financial strength and reach to be market leaders.

Quite frankly, I view this merger as a once in a lifetime chance to challenge our competitors, serve our customers, and ultimately be #1 in telecom equipment.

Though this is a meaningful step in our history and the realization of our vision, it is not an ending but a beginning. With a chance to play for leadership against anyone in our industry, this is an incredibly exciting day for all of us.

Are you ready to have some fun? Congratulations and Thank You!

Kevin

p.s. We have prepared some materials to answer immediate questions you may have regarding the acquisition. For those people in San Jose who did not attend the announce event, please contact Mo O’Neil for an announce packet. For all other international sites, announce packets will be mailed to you.

***REDBACK CONFIDENTIAL – PLEASE DO NOT FORWARD***

Additional Information:

The tender offer described in this employee email for the outstanding shares of Redback Networks Inc. has not yet commenced, and this employee email is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through an Offer to Purchase and the related Letter of Transmittal. We urge investors and security holders to read the following documents, when they become available, regarding the tender offer and acquisition (described above), because they will contain important information:

•	Telefonaktiebolaget LM Ericsson (publ) Tender Offer Statement on Schedule TO including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery

•	Redback’s Solicitation Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained free at the SEC’s web site at http://www.sec.gov. Free copies of each of these documents (when available) can also be obtained from the information agent for the offer, which will be announced.

Safe Harbor

This employee email contains forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially. These forward looking statements include, among others, statements regarding the proposed tender offer price and our expectations concerning the benefits to our shareholders if the transaction is consummated. There is a risk that the transaction might not close and stockholders would not receive the expected benefits. The transaction is subject to certain regulatory approvals. Further, the tender offer is subject to certain conditions, including, among others, that a governmental or regulatory authority may prohibit or delay the consummation of the transaction, that our stockholders or a governmental or regulatory authority may institute legal proceedings against us that have a materially adverse effect on our business, or that our business is materially and adversely affected by other events, including industry and economic conditions outside of our control. If the transaction does not close, our stock price may significantly decrease, and it may materially impact our business. Among other things, we could lose customers, our management could be distracted and we could suffer increased employee attrition. For additional risk factors, please see our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, our subsequent quarterly reports on Form 10-Q, and our current reports filed on Form 8-K.